SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

02038296

PE
5-31-02

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2002

CRUCELL N.V.
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name in English)

(Address of Principal Executive Offices)

Archimedesweg 4
2333 CN Leiden
The Netherlands

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No X__

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82- N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRUCELL N.V.

Date: May 29, 2002

By: i.a. ____________________________

Name: Leonard Kruimer

Title: Chief Financial Officer (Chief Accounting Officer)

Crucell

Crucell signs PER.C6™ license with MedImmune

Leiden, The Netherlands, May 29, 2002 - **Dutch antibody and vaccine company Crucell N.V. (NASDAQ, Euronext: CRXL) today announced it has granted the U.S biotechnology company MedImmune Inc. (Nasdaq: MEDI), an exclusive license to its proprietary human cell line PER.C6™.**

Under the terms of the agreement, MedImmune will use PER.C6™ to support its influenza vaccine programs. Financial details were not disclosed.

PER.C6™ is one of the most extensively documented and characterized cell lines to date, with a Biologics Master File at the FDA. Given the variety of viruses efficiently growing on PER.C6™, the cell line is an excellent basis for vaccine development.

About MedImmune
MedImmune is a leading biotechnology company focused on researching, developing and commercializing products to prevent or treat infectious disease, autoimmune disease and cancer. MedImmune actively markets three products, Synagis® (palivizumab), Ethyol® (amifostine) and CytoGam® (cytomegalovirus immune globulin intravenous (human)), and has 11 products in clinical testing. MedImmune employs approximately 1,500 people, is headquartered in Gaithersburg, Maryland, and has additional operations in Frederick, Maryland, as well as Pennsylvania, California, the United Kingdom and the Netherlands. For more information on MedImmune, visit the company's website at www.medimmune.com.

About Crucell
Dutch biotechnology company Crucell discovers and develops antibody and vaccine products against cancer, inflammatory and infectious diseases.

The company licenses products to (bio)pharmaceutical companies for which it receives upfront and annual payments, milestones and royalties.

Crucell is currently developing antibodies against different types of cancer and has additional programs in inflammation, diabetes and cardiovascular diseases. Crucell will leverage its proprietary MAbstract™ technology to discover new targets and antibodies.

Crucell's CD 46 antibody against various types of cancers is licensed to Centocor, a Johnson & Johnson company. Crucell retains the commercial rights for Europe for this product.

Merck & Co. has obtained the exclusive rights to use Crucell's PER.C6™ human cell line for the production of the key adenoviral vector of its experimental HIV vaccine. Merck & Co. is currently conducting Phase I/II trials for this vaccine.

The company has furthermore developed a new flu vaccine production system, based on its patented human cell system PER.C6™. PER.C6™ is widely embraced by the industry for the production of viral vectors and vaccines.

Crucell shares trade on the NASDAQ and Euronext. Crucell is based in Leiden, The Netherlands. Crucell currently employs 180 people.

For further information please contact:

Crucell's website at: www.crucell.com

Crucell N.V.
Ronald Brus
Executive VP Business Development
Tel. +31-(0)71-524 8723
Fax. +31-(0)71-524 8702
r.brus@crucell.com

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20-404 4707
Fax.+31-(0)20-644 9736
abos@hillandknowlton.com

Noonan Russo Presence Ltd
Veronica Sellar
Tel. +44-(0)20-7726 4452
Fax. +44-(0)20-7726 4453
v.sellar@nrp-euro.com

Noonan Russo Presence U.S.
Mary Claire Duch
Tel. +1-212-696 4455 ext 238
Fax. +1-212-696 9180
m.duch@nrp-euro.com